SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

zulily, inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

989774 104

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989774 104

1.	Names of Reporting Persons Trinity Ventures X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 2,102,764(1)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 2,102,764(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,102,764 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 13.7%(2)
12.	Type of Reporting Person (see instructions) PN

(1)	Consists of (a) 2,071,300 shares of Class B Common Stock held by Trinity Ventures X, L.P., (b) 11,151 shares of Class B Common Stock held by Trinity X Side-By-Side Fund, L.P. and (c) 20,313 shares of Class B Common Stock held by Trinity X Entrepreneurs’ Fund, L.P. Trinity TVL X, LLC, the general partner of Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. The management members of Trinity TVL X, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, Daniel Scholnick, Karan Mehandru, Nina C. Labatt and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(2)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 2,102,764 shares of Class B Common Stock held by the Reporting Person represent 1.7% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Trinity X Entrepreneurs’ Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 2,102,764(3)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 2,102,764(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,102,764 shares(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 13.7%(4)
12.	Type of Reporting Person (see instructions) PN

(3)	Consists of (a) 2,071,300 shares of Class B Common Stock held by Trinity Ventures X, L.P., (b) 11,151 shares of Class B Common Stock held by Trinity X Side-By-Side Fund, L.P. and (c) 20,313 shares of Class B Common Stock held by Trinity X Entrepreneurs’ Fund, L.P. Trinity TVL X, LLC, the general partner of Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P The management members of Trinity TVL X, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, Daniel Scholnick, Karan Mehandru, Nina C. Labatt and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(4)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 2,102,764 shares of Class B Common Stock held by the Reporting Person represent 1.7% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Trinity X Side-By-Side Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 2,102,764(5)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 2,102,764(5)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,102,764 shares(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 13.7%(6)
12.	Type of Reporting Person (see instructions) PN

(5)	Consists of (a) 2,071,300 shares of Class B Common Stock held by Trinity Ventures X, L.P., (b) 11,151 shares of Class B Common Stock held by Trinity X Side-By-Side Fund, L.P. and (c) 20,313 shares of Class B Common Stock held by Trinity X Entrepreneurs’ Fund, L.P. Trinity TVL X, LLC, the general partner of Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. The management members of Trinity TVL X, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, Daniel Scholnick, Karan Mehandru, Nina C. Labatt and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(6)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 2,102,764 shares of Class B Common Stock held by the Reporting Person represent 1.7% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Trinity TVL X, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,102,764(7)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 2,102,764(7)
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,102,764 shares(7)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 13.7%(8)
12.	Type of Reporting Person (see instructions) OO

(7)	Consists of (a) 2,071,300 shares of Class B Common Stock held by Trinity Ventures X, L.P., (b) 11,151 shares of Class B Common Stock held by Trinity X Side-By-Side Fund, L.P. and (c) 20,313 shares of Class B Common Stock held by Trinity X Entrepreneurs’ Fund, L.P. Trinity TVL X, LLC, the general partner of Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. The management members of Trinity TVL X, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, Daniel Scholnick, Karan Mehandru, Nina C. Labatt and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(8)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 2,102,764 shares of Class B Common Stock held by the Reporting Person represent 1.7% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Trinity Ventures IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 576,244(9)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 576,244(9)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 576,244 shares(9)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.2%(10)
12.	Type of Reporting Person (see instructions) PN

(9)	Consists of (a) 561,134 shares of Class B Common Stock held by Trinity Ventures IX, L.P., (b) 6,368 shares of Class B Common Stock held by Trinity IX Side-By-Side Fund, L.P. and (c) 8,742 shares of Class B Common Stock held by Trinity IX Entrepreneurs’ Fund, L.P. Trinity TVL IX, LLC, the general partner of Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P. The management members of Trinity TVL IX, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(10)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 576,244 shares of Class B Common Stock held by the Reporting Person represent 0.5% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Trinity IX Entrepreneurs’ Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 576,244(11)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 576,244(11)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 576,244 shares(11)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.2%(12)
12.	Type of Reporting Person (see instructions) PN

(11)	Consists of (a) 561,134 shares of Class B Common Stock held by Trinity Ventures IX, L.P., (b) 6,368 shares of Class B Common Stock held by Trinity IX Side-By-Side Fund, L.P. and (c) 8,742 shares of Class B Common Stock held by Trinity IX Entrepreneurs’ Fund, L.P. Trinity TVL IX, LLC, the general partner of Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P. The management members of Trinity TVL IX, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(12)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 576,244 shares of Class B Common Stock held by the Reporting Person represent 0.5% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Trinity IX Side-By-Side Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 576,244(13)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 576,244(13)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 576,244 shares(13)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.2%(14)
12.	Type of Reporting Person (see instructions) PN

(13)	Consists of (a) 561,134 shares of Class B Common Stock held by Trinity Ventures IX, L.P., (b) 6,368 shares of Class B Common Stock held by Trinity IX Side-By-Side Fund, L.P. and (c) 8,742 shares of Class B Common Stock held by Trinity IX Entrepreneurs’ Fund, L.P. Trinity TVL IX, LLC, the general partner of Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P. The management members of Trinity TVL IX, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(14)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 576,244 shares of Class B Common Stock held by the Reporting Person represent 0.5% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Trinity TVL IX, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 576,244(15)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 576,244(15)
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 576,244 shares(15)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.2%(16)
12.	Type of Reporting Person (see instructions) OO

(15)	Consists of (a) 561,134 shares of Class B Common Stock held by Trinity Ventures IX, L.P., (b) 6,368 shares of Class B Common Stock held by Trinity IX Side-By-Side Fund, L.P. and (c) 8,742 shares of Class B Common Stock held by Trinity IX Entrepreneurs’ Fund, L.P. Trinity TVL IX, LLC, the general partner of Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P. The management members of Trinity TVL IX, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(16)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 576,244 shares of Class B Common Stock held by the Reporting Person represent 0.5% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Lawrence K. Orr
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 2,679,008(17)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 2,679,008(17)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,679,008 shares(17)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 16.8%(18)
12.	Type of Reporting Person (see instructions) IN

(17)	Consists of (a) 561,134 shares of Class B Common Stock held by Trinity Ventures IX, L.P., (b) 6,368 shares of Class B Common Stock held by Trinity IX Side-By-Side Fund, L.P., (c) 8,742 shares of Class B Common Stock held by Trinity IX Entrepreneurs’ Fund, L.P., (d) 2,071,300 shares of Class B Common Stock held by Trinity Ventures X, L.P., (e) 11,151 shares of Class B Common Stock held by Trinity X Side-By-Side Fund, L.P. and (f) 20,313 shares of Class B Common Stock held by Trinity X Entrepreneurs’ Fund, L.P. Trinity TVL IX, LLC, the general partner of Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P. The management members of Trinity TVL IX, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache and TVL Management Corporation. Trinity TVL X, LLC, the general partner of Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. The management members of Trinity TVL X, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, Daniel Scholnick, Karan Mehandru, Nina C. Labatt and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(18)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 2,679,008 shares of Class B Common Stock held by the Reporting Person represent 2.2% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Noel J. Fenton
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 2,679,008(19)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 2,679,008(19)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,679,008 shares(19)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 16.8%(20)
12.	Type of Reporting Person (see instructions) IN

(19)	Consists of (a) 561,134 shares of Class B Common Stock held by Trinity Ventures IX, L.P., (b) 6,368 shares of Class B Common Stock held by Trinity IX Side-By-Side Fund, L.P., (c) 8,742 shares of Class B Common Stock held by Trinity IX Entrepreneurs’ Fund, L.P., (d) 2,071,300 shares of Class B Common Stock held by Trinity Ventures X, L.P., (e) 11,151 shares of Class B Common Stock held by Trinity X Side-By-Side Fund, L.P. and (f) 20,313 shares of Class B Common Stock held by Trinity X Entrepreneurs’ Fund, L.P. Trinity TVL IX, LLC, the general partner of Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P. The management members of Trinity TVL IX, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache and TVL Management Corporation. Trinity TVL X, LLC, the general partner of Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. The management members of Trinity TVL X, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, Daniel Scholnick, Karan Mehandru, Nina C. Labatt and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(20)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 2,679,008 shares of Class B Common Stock held by the Reporting Person represent 2.2% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Augustus O. Tai
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 2,679,008(21)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 2,679,008(21)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,679,008 shares(21)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 16.8%(22)
12.	Type of Reporting Person (see instructions) IN

(21)	Consists of (a) 561,134 shares of Class B Common Stock held by Trinity Ventures IX, L.P., (b) 6,368 shares of Class B Common Stock held by Trinity IX Side-By-Side Fund, L.P., (c) 8,742 shares of Class B Common Stock held by Trinity IX Entrepreneurs’ Fund, L.P., (d) 2,071,300 shares of Class B Common Stock held by Trinity Ventures X, L.P., (e) 11,151 shares of Class B Common Stock held by Trinity X Side-By-Side Fund, L.P. and (f) 20,313 shares of Class B Common Stock held by Trinity X Entrepreneurs’ Fund, L.P. Trinity TVL IX, LLC, the general partner of Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P. The management members of Trinity TVL IX, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache and TVL Management Corporation. Trinity TVL X, LLC, the general partner of Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. The management members of Trinity TVL X, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, Daniel Scholnick, Karan Mehandru, Nina C. Labatt and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(22)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 2,679,008 shares of Class B Common Stock held by the Reporting Person represent 2.2% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Fred Wang
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 2,679,008(23)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 2,679,008(23)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,679,008 shares(23)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 16.8%(24)
12.	Type of Reporting Person (see instructions) IN

(23)	Consists of (a) 561,134 shares of Class B Common Stock held by Trinity Ventures IX, L.P., (b) 6,368 shares of Class B Common Stock held by Trinity IX Side-By-Side Fund, L.P., (c) 8,742 shares of Class B Common Stock held by Trinity IX Entrepreneurs’ Fund, L.P., (d) 2,071,300 shares of Class B Common Stock held by Trinity Ventures X, L.P., (e) 11,151 shares of Class B Common Stock held by Trinity X Side-By-Side Fund, L.P. and (f) 20,313 shares of Class B Common Stock held by Trinity X Entrepreneurs’ Fund, L.P. Trinity TVL IX, LLC, the general partner of Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P. The management members of Trinity TVL IX, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache and TVL Management Corporation. Trinity TVL X, LLC, the general partner of Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. The management members of Trinity TVL X, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, Daniel Scholnick, Karan Mehandru, Nina C. Labatt and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(24)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 2,679,008 shares of Class B Common Stock held by the Reporting Person represent 2.2% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Patricia Nakache
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 2,679,008(25)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 2,679,008(25)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,679,008 shares(25)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 16.8%(26)
12.	Type of Reporting Person (see instructions) IN

(25)	Consists of (a) 561,134 shares of Class B Common Stock held by Trinity Ventures IX, L.P., (b) 6,368 shares of Class B Common Stock held by Trinity IX Side-By-Side Fund, L.P., (c) 8,742 shares of Class B Common Stock held by Trinity IX Entrepreneurs’ Fund, L.P., (d) 2,071,300 shares of Class B Common Stock held by Trinity Ventures X, L.P., (e) 11,151 shares of Class B Common Stock held by Trinity X Side-By-Side Fund, L.P. and (f) 20,313 shares of Class B Common Stock held by Trinity X Entrepreneurs’ Fund, L.P. Trinity TVL IX, LLC, the general partner of Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P. The management members of Trinity TVL IX, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache and TVL Management Corporation. Trinity TVL X, LLC, the general partner of Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. The management members of Trinity TVL X, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, Daniel Scholnick, Karan Mehandru, Nina C. Labatt and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(26)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 2,679,008 shares of Class B Common Stock held by the Reporting Person represent 2.2% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Ajay Chopra
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 2,102,764(27)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 2,102,764(27)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,102,764(27)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 13.7%(28)
12.	Type of Reporting Person (see instructions) IN

(27)	Consists of (a) 2,071,300 shares of Class B Common Stock held by Trinity Ventures X, L.P., (b) 11,151 shares of Class B Common Stock held by Trinity X Side-By-Side Fund, L.P. and (c) 20,313 shares of Class B Common Stock held by Trinity X Entrepreneurs’ Fund, L.P. Trinity TVL X, LLC, the general partner of Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. The management members of Trinity TVL X, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, Daniel Scholnick, Karan Mehandru, Nina C. Labatt and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(28)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 2,102,764 shares of Class B Common Stock held by the Reporting Person represent 1.7% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons TVL Management Corporation
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 2,679,008(29)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 2,679,008(29)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,679,008 shares(29)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 16.8%(30)
12.	Type of Reporting Person (see instructions) CO

(29)	Consists of (a) 561,134 shares of Class B Common Stock held by Trinity Ventures IX, L.P., (b) 6,368 shares of Class B Common Stock held by Trinity IX Side-By-Side Fund, L.P., (c) 8,742 shares of Class B Common Stock held by Trinity IX Entrepreneurs’ Fund, L.P., (d) 2,071,300 shares of Class B Common Stock held by Trinity Ventures X, L.P., (e) 11,151 shares of Class B Common Stock held by Trinity X Side-By-Side Fund, L.P. and (f) 20,313 shares of Class B Common Stock held by Trinity X Entrepreneurs’ Fund, L.P. Trinity TVL IX, LLC, the general partner of Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures IX, L.P., Trinity IX Side-By-Side Fund, L.P. and Trinity IX Entrepreneurs’ Fund, L.P. The management members of Trinity TVL IX, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache and TVL Management Corporation. Trinity TVL X, LLC, the general partner of Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. The management members of Trinity TVL X, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, Daniel Scholnick, Karan Mehandru, Nina C. Labatt and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(30)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 2,679,008 shares of Class B Common Stock held by the Reporting Person represent 2.2% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Daniel Scholnick
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 2,102,764(31)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 2,102,764(31)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,102,764(31)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 13.7%(32)
12.	Type of Reporting Person (see instructions) IN

(31)	Consists of (a) 2,071,300 shares of Class B Common Stock held by Trinity Ventures X, L.P., (b) 11,151 shares of Class B Common Stock held by Trinity X Side-By-Side Fund, L.P. and (c) 20,313 shares of Class B Common Stock held by Trinity X Entrepreneurs’ Fund, L.P. Trinity TVL X, LLC, the general partner of Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. The management members of Trinity TVL X, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, Daniel Scholnick, Karan Mehandru, Nina C. Labatt and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(32)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 2,102,764 shares of Class B Common Stock held by the Reporting Person represent 1.7% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Karan Mehandru
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 2,102,764(33)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 2,102,764(33)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,102,764(33)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 13.7%(34)
12.	Type of Reporting Person (see instructions) IN

(33)	Consists of (a) 2,071,300 shares of Class B Common Stock held by Trinity Ventures X, L.P., (b) 11,151 shares of Class B Common Stock held by Trinity X Side-By-Side Fund, L.P. and (c) 20,313 shares of Class B Common Stock held by Trinity X Entrepreneurs’ Fund, L.P. Trinity TVL X, LLC, the general partner of Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. The management members of Trinity TVL X, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, Daniel Scholnick, Karan Mehandru, Nina C. Labatt and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(34)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 2,102,764 shares of Class B Common Stock held by the Reporting Person represent 1.7% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

CUSIP No. 989774 104

1.	Names of Reporting Persons Nina C. Labatt
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 2,102,764(35)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 2,102,764(35)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,102,764(35)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 13.7%(36)
12.	Type of Reporting Person (see instructions) IN

(35)	Consists of (a) 2,071,300 shares of Class B Common Stock held by Trinity Ventures X, L.P., (b) 11,151 shares of Class B Common Stock held by Trinity X Side-By-Side Fund, L.P. and (c) 20,313 shares of Class B Common Stock held by Trinity X Entrepreneurs’ Fund, L.P. Trinity TVL X, LLC, the general partner of Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P., has sole voting and investment power with respect to the shares held by Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. The management members of Trinity TVL X, LLC are Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, Daniel Scholnick, Karan Mehandru, Nina C. Labatt and TVL Management Corporation. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(36)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock. The 2,102,764 shares of Class B Common Stock held by the Reporting Person represent 1.7% of the Issuer’s outstanding Common Stock, based on a total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

Item 1(a).		Name of Issuer: zulily, inc.
Item 1(b).		Address of Issuer’s Principal Executive Offices: 2200 First Avenue South Seattle, WA 98134
Item 2(a).

Name of Person Filing:

(i) Trinity Ventures X, L.P.

(ii) Trinity X Entrepreneurs’ Fund, L.P.

(iii) Trinity X Side-By-Side Fund, L.P.

(iv) Trinity TVL X, LLC

(v) Trinity Ventures IX, L.P.

(vi) Trinity IX Entrepreneurs’ Fund, L.P.

(vii) Trinity IX Side-By-Side Fund, L.P.

(viii) Trinity TVL IX, LLC

(ix) Lawrence K. Orr

(x) Noel J. Fenton

(xi) Augustus O. Tai

(xii) Fred Wang

(xiii) Patricia Nakache

(xiv) Ajay Chopra

(xv) Daniel Scholnick

(xvi) Karan Mehandru

(xvii) Nina C. Labatt

(xviii) TVL Management Corporation

Item 2(b).		Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is: 3000 Sand Hill Road, Building 4-160 Menlo Park, California 94025

Item 2(c).		Citizenship: Trinity Ventures X, L.P., Trinity X Entrepreneurs’ Fund, L.P., Trinity X Side-By-Side Fund, L.P., Trinity Ventures IX, L.P., Trinity IX Entrepreneurs’ Fund, L.P. and Trinity IX Side-By-Side Fund, L.P. are Delaware limited partnerships, Trinity TVL X, LLC and Trinity TVL IX, LLC are Delaware limited liability companies and TVL Management Corporation is a Delaware corporation. Each of Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Patricia Nakache, Ajay Chopra, Daniel Scholnick and Nina C. Labatt are United States citizens. Karan Mehandru is a Canadian citizen.

Item 2(d).		Title of Class of Securities: Class A Common Stock

Item 2(e).		CUSIP Number: 989774 104

Item 3.		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person
(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
	(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
	(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
	(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

Material to be Filed as Exhibits

Exhibit 1—Agreement regarding filing of joint Schedule 13G.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

TRINITY VENTURES X, L.P.
TRINITY X SIDE-BY-SIDE FUND, L.P.
TRINITY X ENTREPRENEURS’ FUND, L.P.
Delaware Limited Partnerships

By:	TRINITY TVL X, LLC,
A Delaware limited liability company
Their General Partner

By:	/s/ Nina C. Labatt
Title:	Management Member

TRINITY VENTURES IX, L.P.
TRINITY IX SIDE-BY-SIDE FUND, L.P.
TRINITY IX ENTREPRENEURS’ FUND, L.P.
Delaware Limited Partnerships

By:	TRINITY TVL IX, LLC,
A Delaware limited liability company
Their General Partner

By:	/s/ Nina C. Labatt
Title:	CFO and Administrative Partner

TRINITY TVL X, LLC,
A Delaware limited liability company

By:	/s/ Nina C. Labatt
Title:	Management Member

TRINITY TVL IX, LLC,
A Delaware limited liability company

By:	/s/ Nina C. Labatt
Title:	CFO and Administrative Partner

TVL MANAGEMENT CORPORATION
A Delaware corporation

By:	/s/ Nina C. Labatt
Title:	CFO and Secretary

/s/ Lawrence K. Orr Lawrence K. Orr

/s/ Noel J. Fenton Noel J. Fenton

/s/ Augustus O. Tai Augustus O. Tai

/s/ Fred Wang Fred Wang

/s/ Patricia Nakache Patricia Nakache

/s/ Ajay Chopra Ajay Chopra

/s/ Daniel Scholnick Daniel Scholnick

/s/ Karan Mehandru Karan Mehandru

/s/ Nina C. Labatt Nina C. Labatt